Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A.

CNPJ. 60.872.504/0001-23

A Publicly Listed Company

ANNUAL AND EXTRAORDINARY GENERAL STOCKHOLDERS’ MEETING

Summarized voting map sent by the Registrar and Transfer of Shares Agent

AccordingtoCVMInstructionNº481/09,ItaúUnibancoHoldingS.A.("Company")disclosesthesummarizedvotingmapthatconsolidatesthevotinginstructionsreceivedfromtheregistrarandtransferofsharesagent,identifyingthenumberofapprovals,rejectionsandabstentionsineachitempresentedintheremotevotingformreceivedonthematterssubmittedfortheresolutionoftheAnnualandExtraordinaryGeneralStockholders’MeetingtobeheldonApril28,2020,at11a.m.,attheCompany’sheadofficeinthecityofSãoPaulo,StateofSãoPaulo,atPraçaAlfredoEgydiodeSouzaAranha,100,TorreOlavoSetubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902:

Item

Description - ordinary agenda

Candidates

Voting

Number of

shares

% over total

voting

Approve

20,314,809

98.38509

TakecognizanceoftheManagementReport,theReportoftheIndependentAuditors,theOpinionoftheFiscalCouncil,andtheSummaryoftheAuditCommitteeReport,andexamine,forresolution,theFinancialStatementsforthefiscal year ended December 31, 2019:

Reject

Abstain

333,450

1.61491

Approve

20,648,259

100.00000

ResolveontheallocationofnetincomeforthefiscalyearasdetailedintheGeneralStockholders’MeetingManualavailableat:https://www.itau.com.br/relacoes-com-

investidores/listgroup.aspx?idCanal=Sqjrl1eBRjH/MQgu2IlC3Q==&linguagem=en

Reject

Abstain

-

-

Approve

19,852,437

96.14582

FixthenumberofmemberswhowillcomprisetheBoardofDirectorsintwelve(12)

as proposed by the controlling shareholders:

Reject

795,822

3.85418

Abstain

-

-

Yes

1,796,899

8.70242

Do you want to request the adoption of the multiple vote process for the election of the Board of Directors, pursuant to Article 141 of Law No. 6,404 of 1976?

No

1,330,517

6.44372

Abstain

17,520,843

84.85385

Approve

18,767,260

90.89028

Election of the board of directors by candidate - Total members to be elected: 12 Nomination of candidates to the Board of Directors (the stockholder may nominate as many candidates as the number of vacancies to be fulfilled in the general election.Thevotesindicatedinthisfieldwillbedisregardediftheshareholderholdingvotingsharesalsofillsinthefieldspresentintheseparateelectionofamemberoftheboardofdirectorsandtheseparateelectioncoveredbythesefieldsoccurs)

Alfredo Egydio Setubal

Reject

1,880,999

9.10972

Abstain

-

-

Approve

20,564,159

99.59270

Ana Lúcia de Mattos Barretto Villela

Reject

84,100

0.40730

Abstain

-

-

Approve

20,648,259

100.00000

Fábio Colletti Barbosa

(Independent member)

Reject

-

-

Abstain

-

-

Approve

20,648,259

100.00000

Frederico Trajano Inácio(Independent member)

Reject

-

-

Abstain

-

-

Approve

18,767,260

90.89028

Gustavo Jorge Laboissière Loyola(Independent member)

Reject

1,880,999

9.10972

Abstain

-

-

Approve

20,564,159

99.59270

João Moreira Salles

Reject

84,100

0.40730

Abstain

-

-

Approve

20,564,159

99.59270

José Galló

(Independent member)

Reject

84,100

0.40730

Abstain

-

-

Approve

20,564,159

99.59270

Marco Ambrogio Crespi Bonomi

(Independent member)

Reject

84,100

0.40730

Abstain

-

-

Approve

20,564,159

99.59270

Pedro Luiz Bodin de Moraes

(Independent member)

Reject

84,100

0.40730

Abstain

-

-

Approve

20,564,159

99.59270

Pedro Moreira Salles

Reject

84,100

0.40730

Abstain

-

-

Approve

20,564,159

99.59270

Ricardo Villela Marino

Reject

84,100

0.40730

Abstain

-

-

Approve

20,564,159

99.59270

Roberto Egydio Setubal

Reject

84,100

0.40730

Abstain

-

-

Yes

2,676,821

12.96391

If the multiple voting process is adopted, do you want to distribute the vote adopted as the same percentage to the candidates?

[If the shareholder chooses to abstain and the election occurs through the multiple vote process, his/her vote must be counted as abstention in the respective resolution of the meeting.]

No

-

-

Abstain

17,971,438

87.03609

Alfredo Egydio Setubal

66,291

2.47681

View of all candidates for the assignment of the % (percentage) of votes to be attributed

Ana Lúcia de Mattos Barretto Villela

245,981

9.19042

Fábio Colletti Barbosa

(Independent member)

288,031

10.76150

Frederico Trajano Inácio(Independent member)

288,031

10.76150

Gustavo Jorge Laboissière Loyola

(Independent member)

66,291

2.47681

João Moreira Salles

245,981

9.19042

José Galló

(Independent member)

245,981

9.19042

Marco Ambrogio Crespi Bonomi

(Independent member)

245,981

9.19042

Pedro Luiz Bodin de Moraes

(Independent member)

245,981

9.19042

Pedro Moreira Salles

245,981

9.19042

Ricardo Villela Marino

245,981

9.19042

Roberto Egydio Setubal

245,981

9.19042

Yes

17,895,507

86.66836

Minority stockholders with voting rights requesting a separate election of a member to the Board of Directors:

Do you want to request a separate election of a member to the Board of Directors, in accordance with Article 141, paragraph 4, I, of Law No. 6,404 of 1976? (the shareholder can only fill in this field if he/she is the uninterrupted holder of the shares with which he/she votes during the 3 months immediately prior to the general meeting) (*)

No

450,595

2.18224

Abstain

2,302,157

11.14940

Yes

18,775,429

90.92984

Minoritystockholderswithvotingrightsrequestingaseparateelectionofamember to the Board of Directors:

ifneitherstockholderswithvotingrightsnorpreferredstockholderswithnoorrestrictedvotingrightsmeetthequorum,respectively,asrequiredbyitemsIandIIofparagraph4ofArticle141ofLawNo.6,404of1976,doyouwantyourvotetobeaddedtothevotesofpreferredsharestoelect,totheBoardofDirectors,thecandidate with the majority of votes among all those who, asincluded in this remote voting form, run for election separately? (*)

No

450,595

2.18224

Abstain

1,422,235

6.88792

Yes

984,595,791

67.38078

Preferredstockholderswithnoorrestrictedvotingrightsrequestingaseparateelection of a member to the Board of Directors:

DoyouwanttorequestaseparateelectionofamembertotheBoardofDirectors,

inaccordancetoArticle141,paragraph4IIofLawNo.6,404of1976?(theshareholdercanonlyfillinthisfieldifhe/sheistheuninterruptedholderoftheshareswithwhichhe/shevotesduringthe3monthsimmediatelypriortothegeneral meeting) (*)

No

286,724,358

19.62197

Abstain

189,921,156

12.99725

Yes

1,072,752,791

73.41380

Preferredstockholderswithnoorrestrictedvotingrightsrequestingaseparateelection of a member to the Board of Directors:

Ifneithervotingstockholdersnorpreferredstockholderswithnoorrestrictedvotingrightsmeetthequorum,respectively,asrequiredbyitemsIandIIofparagraph4ofArticle141ofLawNo.6,404of1976,doyouwantyourvotetobeaddedtothevotesofvotingsharestoelect,totheBoardofDirectors,thecandidatewiththemajorityofvotesamongallthosewho,asincludedinthisremote voting form, run for election separately? (*)

No

248,730,700

17.02188

Abstain

139,757,814

9.56432

Approve

20,648,259

100.00000

Election of the fiscal council by candidate - Total members to be elected: 2NominationofcandidatestotheFiscalCouncil(thestockholdermaynominateasmany candidates as the number of vacancies to be fulfilled in the general election)

Alkimar Ribeiro Moura (effective) /

João Costa (alternate)

Reject

-

-

Abstain

-

-

Approve

20,648,259

100.00000

José Caruso Cruz Henriques (effective)

/ Reinaldo Guerreiro (alternate)

Reject

-

-

Abstain

-

-

Approve

1,422,960,653

97.38026

Eduardo Azevedo do Valle (effective) /

Rene Guimarães Andrich (alternate)

Separate election of the fiscal council - Preferred sharesNominationofcandidatestothefiscalcouncilbystockholdersholdingpreferredshareswithoutvotingorrestrictedvotingrightswithoutvotingorrestrictedvotingrights

Reject

9,356,452

0.64031

Abstain

28,924,200

1.97943

Approve

19,768,337

95.73852

ResolveontheamountallocatedtotheoverallcompensationofthemembersoftheCompany’sBoardofOfficersandBoardofDirectorsinthetotalamountofR$380,000,000.00:

Reject

879,922

4.26148

Abstain

-

-

Approve

20,648,259

100.00000

ResolveonthemonthlyindividualcompensationofR$15,000.00toeffectivemembers and R$6,000.00 to alternate members of the Fiscal Council:

Reject

-

-

Abstain

-

-

Item

Description - extraordinary agenda

Voting

Number of shares

% over total

voting

Approve

5,140,622

23.89243

AmendtheBylawsinordertoincludeitems5.3.and5.3.1.toprovideforthepossibilityoftheCompanytakeoutcivilliabilityinsurance(D&O)orenteringintoanindemnity contract in favor of its directors and officers:

Reject

14,975,840

69.60425

Abstain

1,399,235

6.50332

Approve

5,140,622

23.89243

Consolidate the Bylaws, with the amendments mentioned above:

Reject

14,975,840

69.60425

Abstain

1,399,235

6.50332

(*)Thisreferstothetotalequityinvestments,withoutconsideringtheuninterruptedpercentageduringtheperiodofthreemonths,atleast,immediatelypriortotheGeneralStockholders’Meetingprovidedforinparagraph6ofArticle141ofLaw No. 6,404/76.

São Paulo-SP, April 24, 2020.

ALEXSANDRO BROEDEL

Group Executive Finance Director and Head of Investor Relations